SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2005

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
Publicly-held Company
Corporate Tax Registry (CNPJ) #02.808.708/0001-07
Corporate Registry ID (NIRE) #35.300.157.770

Extract of the Minutes of the Board of Directors’ Meeting of Companhia de Bebidas das Américas - AmBev (the “Company”), held on December 14 and 15, 2004, drawn up in the summary form.

I.	Date, Time and Venue: On December 14 and 15, 2004, at 10 am, at the Company’s headquarters, located in the city of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017 – 4º andar.

II.

Attendance: Members of the Director Board: Brendt David Willis, Carlos Alberto da Veiga Sicupira, John Franklin Brock III, Jorge Paulo Lemann, José Heitor Attilio Gracioso, Marcel Herrmann Telles, Roberto Herbster Gusmão, Vicente Falconi Campos and Victório Carlos De Marchi; Secretary of the Meeting: Pedro de Abreu Mariani.

III.

Election of the Executive Board members – The Board of Directors deliberated: (i) to elect, in replacement of Mr. Carlos Alves de Brito, Mr. Luiz Fernando Ziegler de Saint Edmond, a Brazilian citizen, industrialist, married, with identity card (RG) 05.587.815-1 IFP-RJ and individual taxpayer’s register (CPF) 010.537.007-09, as General Executive Officer; (ii) to elect, in replacement of Mr. Luis Felipe Pedreira Dutra Leite, Mr. João Mauricio Giffoni de Castro Neves, a Brazilian citizen, industrialist, married, with identity card (RG) 07.071.326-81 IFP-RJ and individual taxpayer’s register (CPF) 918.361.077-49, as Chief Financial Officer and Investor Relations Officer; (iii) to elect, in replacement of Mr. Luiz Fernando Ziegler de Saint Edmond, Mr. Bernardo Pinto Paiva, a Brazilian citizen, industrialist, married, with identity card (RG) 07.841.746-6 IFP/RJ and individual taxpayer’s register (CPF) 927.838.997-87, as Sales Executive Officer; (iv) to elect, in replacement of Mr. Miguel Nuno da Mata Patrício, Mr. Carlos Eduardo Klützenschell Lisboa, a Brazilian citizen, industrialist, married, with identity card (RG) 2.118.619 SSP/PE and individual taxpayer’s register (CPF) 694.514.864-53, as Marketing Executive Officer; (v) to elect Mr. Carlos Alves de Brito, a Brazilian citizen, industrialist, married, with identity card (RG) 03574624-7 IFP-RJ and individual taxpayer’s register (CPF) 595.438.507-63, as Executive Officer for North America ; (vi) to elect Mr. Juan Manuel Vergara Galvis, a Brazilian citizen, industrialist, married, with identity card (RG) 37.797.303-8 SSP-SP and individual taxpayer’s register (CPF) 094.839.218-56, as Executive Officer for Latin America; (vii) to elect Mr. Ricardo Barcellar Wuerkert, a Brazilian citizen, industrialist, married, with identity card (RG) 004.792.443-6 SSP-RJ and individual taxpayer’s register (CPF) 767.598.737-34, as People and Management Executive Officer; (viii) to elect Mr. Francisco de Sá Neto, a Brazilian citizen, industrialist, married, with identity card (RG) 272 362 425 SSP/BA and individual taxpayer’s register (CPF) 359 663 195 53, as CSD Executive Officer; (ix) to elect Mr. Milton Seligman, a Brazilian citizen, industrialist, with identity card (RG) 965.908SSP-DF and individual taxpayer’s register (CPF) 093165740-72, as Corporate Affairs Executive Officer; (x) to re-elect Mr. Pedro de Abreu Mariani, a Brazilian citizen, attorney, married, with identity card (RG) 07.357.227-3 IFP/RJ and individual taxpayer’s register (CPF) 929.007.207-53, as Legal Executive Officer, (xi) to re-elect Mr. Claudio Braz Ferro, a Brazilian citizen, industrialist, married, with identity card (RG) 400.596.227-1 SSP-RS and individual taxpayer’s register (CPF) 200.561.680-04, as Industrial Executive Officer; (xii) register the resignation of Mr. José Adilson Miguel of the Resales Executive Board, effective as of January 1,2005, inclusive. The Board of Directors registered the votes of recognition and acknowledgement to Mr. José Adilson Miguel for all these years devoted to the Company, decisively having contributed to the formation and development of AmBev. All the executive officers elected herein or re-directed have business address in the city and State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4º andar, Itaim Bibi, CEP 04530-001. Hence, the Company’s Executive Board, composed of eleven (11) members, now is the following: Luiz Fernando Ziegler de Saint Edmond, as General Executive Officer; João Mauricio Giffoni de Castro Neves, as Chief Financial Officer and Investor Relations Officer; Bernardo Pinto Paiva, as Sales Executive Officer; Carlos Eduardo Klützenschell Lisboa, as Marketing Executive Officer; Carlos Alves de Brito, as Executive Officer for North America; Juan Manuel Vergara Galvis, as Executive Officer for Latin America; Ricardo Barcellar Wuerkert, as People and Management Executive Officer; Pedro de Abreu Mariani, as Legal Executive Officer; Claudio Braz Ferro, as Industrial Executive Officer; Francisco de Sá Neto, as CSD Executive Officer; and Milton Seligman, as Corporate Affairs Executive Officer. The term of office of the board of executive officers elected herein shall commence on January 1, 2005, maintaining the former board of executive officers in their respective positions until the referred date, and it shall endure up to December 31, 2007. All the executive officers declared, as required by the law, that they have no impediments for the performance of the positions to which they were elected.

IV.

Signatures: Brendt David Willis, Carlos Alberto da Veiga Sicupira, John Franklin Brock III, Jorge Paulo Lemann, José Heitor Attilio Gracioso, Marcel Herrmann Telles, Roberto Herbster Gusmão, Vicente Falconi Campos, Victório Carlos De Marchi and Pedro de Abreu Mariani.

I certify this present extract is a free English translation of the deliberation of the Minutes drawn up in the company’s records.

São Paulo, December 15, 2004

Pedro de Abreu Mariani
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 04, 2005

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.